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New Economy Fund
333 South Hope Street
Los Angeles, California  90071
Phone (213) 486-9200

Chad L. Norton
Secretary

January 26, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	New Economy Fund
File Nos. 811-03735 and 002-83848

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on January 5, 2010 to the fund’s Post-Effective Amendment No. 38 to the Registration Statement under the Securities Act of 1933 and Amendment No. 35 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on February 1, 2010.

1.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  If the fund may invest in developing markets as a principal investment strategy, please describe this in the principal investment strategies section.

Response: We will update the principal investment strategies section of the prospectus to include language stating that the fund may invest in the securities of issuers in developing countries.

The change described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (213) 486-9320 or Tim McHale at (213) 615-0404.

Sincerely,
/s/ Chad L. Norton
Chad L. Norton
Secretary